NO ACT

PE 1-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023943

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received letters on the proponent's behalf dated January 17, 2008 and January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

agoodman@gibsondunn.com

January 11, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of Ray T. Chevedden and Veronica G. Chevedden Family Trust*
Exchange Act of 1934–Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") received from the Ray T. Chevedden and Veronica G. Chevedden Family Trust, naming John Chevedden as its designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Proposal also includes statements in support thereof (the "Supporting Statement") advocating the need for "[s]hareholder control over timing" of special meetings and the need for special meetings to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Alternatively, if the Staff declines to concur that the Proposal is excludable in its entirety on the bases described above, we respectfully request that the Staff concur in the exclusion under Rule 14a-8(i)(3) of a portion of the Supporting Statement that is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the

Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal requests that the Board of Directors of the Company amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Further, the Proposal cites the importance of "[s]hareholder control over timing" of special meetings and the need for special meetings to be held to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." However, Delaware law provides restrictions with respect to these same matters. Thus, as discussed below and as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate state law since the Proposal requests "no restriction" on the right of shareholders to call special meetings.

As discussed in the Delaware Law Opinion, the Company's Board of Directors cannot adopt a by-law that "provide[s] stockholders an unfettered right to call special meetings, in contravention of mandatory provisions of the General Corporation Law[.]" All special meetings are subject to certain restrictions, imposed by the DGCL, that "may not be altered by a charter or by-law provision." Specifically, Delaware law limits the subject matter to be considered at special meetings of shareholders and the ability of shareholders to control the timing of special meetings. For example, as stated in the Delaware Law Opinion, the DGCL specifies that a special meeting cannot be held on less than ten days' or more than 60 days' notice to the shareholders. DGCL § 222(b). In contrast, the Supporting Statement indicates that the Proposal is necessary because "[s]hareholder control over timing" of special meetings is "especially" important in certain situations.

The Proposal also calls for the amendment of the Company's By-laws or other governing documents to enable a shareholder to call a meeting with "no restriction" on what the shareholder specifies as the purpose of the meeting, including even matters that are not a proper subject for shareholder action. The Supporting Statement specifically discusses giving shareholders the ability to unilaterally call a special meeting for the purpose of considering these improper matters, including "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." As discussed in the Delaware Law Opinion, the DGCL requires, with respect to a proposed adoption of a merger agreement and an amendment to the corporation's certificate of incorporation, that the board of directors approve the merger agreement or amendment to the certificate of incorporation, declare the advisability of such agreement or amendment and then submit such agreement or amendment to the shareholders for adoption. "This statutorily-mandated sequence of events may not be altered by a charter or by-law provision." Thus, the Proposal seeks to create rights that are inconsistent with the DGCL.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or charter amendment that was invalid because it would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the Shareholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also The Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that the Company's Board act so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." However, Delaware law imposes certain restrictions on the procedures for calling and the substance of special meetings, none of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly misleading and vague and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the Shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's charter or by-laws. For example, in *Alaska Air Group Inc.* (avail. Apr. 11, 2007), the Staff concurred with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite." *See also Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the Shareholders at large to comprehend precisely what the proposal would entail.").

While the Proposal is not a model of clarity, on its face it requests that the Company's Board of Directors amend the By-laws and any other appropriate governing documents to place "no restriction" on the right of shareholders to call special meetings, without regard to the requirements set forth in Delaware corporate law related to shareholders calling special meetings. This reading of the Proposal is supported by the references in the Supporting Statement to the need for shareholder control over the timing and subject matter of special meetings. If the Proponent intends another meaning of the Proposal, a close examination of the language of the Proposal and Supporting Statement do not make that meaning evident and only serve to demonstrate the vagueness of, and ambiguities in, the Proposal. For example, the Proposal references "no restriction" on the "right" of shareholders to call special meetings "compared to the standard allowed by applicable law on calling a special meeting." Under Delaware law, shareholders do not possess a "right" to call special meetings; only the board is specifically granted the power to call special meetings. *See* DGCL, § 211(d). Although the DGCL allows for the adoption of a wide variety of by-law or charter provisions to enable certain persons other than the directors to call meetings (*e.g.*, permitting the holders of a threshold number of shares to a call a special meeting), the DGCL does not establish a default standard for when shareholders can call a special meeting. Thus, in the absence of default standards in Delaware law for shareholder-called meetings, the request for a "comparison" fails to clarify the Proposal and leaves it vague and misleading.

Similar to the Staff's findings on numerous occasions, the Company's shareholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Corp.* (avail. Feb. 10, 2004); *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Moreover, neither the Company's shareholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal Requires Revision Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(2) or Rule 14a-8(i)(3) as set forth above, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements).

In SLB 14B, the Staff clarified its views regarding when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Moreover, the Staff has indicated that modification or exclusion is appropriate when "the company demonstrates objectively that a factual statement is materially false or misleading." Specifically, the Supporting Statement indicates, "Fidelity and Vanguard support a shareholder right to call a special meeting," which we believe is materially false and misleading. The Proponent makes this statement in an attempt to bolster support for the Proposal, which would place "no restriction on the shareholder right to call a special meeting." However, according to Vanguard's proxy voting guidelines, Vanguard's "funds support shareholders' right to call special meetings of the board (for good cause and *with ample representation*) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them" (*emphasis added*). Exhibit C. Similarly, Fidelity's proxy voting guidelines contain no reference to an unqualified right of shareholders to call special meetings. *See* Exhibit C. The Proposal's reference to Fidelity and Vanguard's "support [of] a shareholder right to call a special meeting" suggests that these well-known, influential institutional investors support the Proposal's broad request for such a right, which is materially false and misleading.

In an analogous situation, the company in *Bob Evans Farms, Inc.* (avail. June 26, 2006) sought the exclusion of contact information for the five largest shareholders of the company from a proposal where the inclusion of that information suggested, without any actual support, that those shareholders supported the proposal. The Staff permitted the exclusion of that portion of the shareholder proposal as being "materially false or misleading." Moreover, the Staff has on many occasions permitted companies to rely on Rule 14a-8(i)(3) to exclude proposals or portions of proposals from proxy statements when those portions made the proposal materially false or misleading. *See e.g.*, *Bank of America Corp.* (avail. Feb. 12, 2007) (permitting the exclusion of a portion of a proposal as "materially false and misleading" where the company argued the portion was unrelated and irrelevant to the actions requested by the proposal); *State Street Corp.* (avail. Mar. 1, 2005) (permitting the exclusion of a shareholder proposal that included false statements regarding the company's legal authority to implement the proposal as "materially false and misleading"); *Procter & Gamble Co.* (avail. Jul. 15, 2004) (permitting the exclusion of portions of a shareholder proposal as "materially false and misleading" where the portions mischaracterized the company's animal research); *Amerada Hess Corp.* (avail. Mar. 15, 2004); *Kerr-McGee Corp.*, (avail. Mar. 15, 2004).

For the reasons stated above, we respectfully submit that the Proposal must be amended to delete the sentence "Fidelity and Vanguard support a shareholder right to call a special meeting" because it is materially false and misleading under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
John Chevedden

100360929_2.DOC

EXHIBIT A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 2 3 2007

Mr. James Dimon
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Dimon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-18-07

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Anthony J. Horan
Corporate Secretary
PH: 212-270-7122
FX: 212-270-4240
PH: 212 270-6000
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, November 21, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the full ability allowed by law to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings –

Yes on 3

Notes:

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Anthony Horan/JPMCHASE
Sent by: Galina Piatezky

11/26/2007 03:19 PM

To olmsted7p@earthlink.net

cc caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCHASE

bcc

Subject JPMC - R. Chevedden Proposal

This document contains a file attachment with a file size of 141.9 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. Ray T. Chevedden for our 2008 annual meeting.

Please be sure to include caracciolo_irma@jpmorgan.com on all correspondence to insure receipt.

Tony Horan

Ray Chevedden proposal acknowledgement.pdf

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017 | W: 212 270-7122 | Cell: 917 881-2602 | Fax: 212 270-4240

Anthony Horan/JPMCHASE
Sent by: Galina Piatezky

11/26/2007 03:19 PM

To: olmsted7p@earthlink.net
cc: caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCHASE
bcc:
Subject: JPMC - R. Chevedden Proposal

This document contains a file attachment with a file size of 141.9 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. Ray T. Chevedden for our 2008 annual meeting.

Please be sure to include caracciolo_irma@jpmorgan.com on all correspondence to insure receipt.

Tony Horan

Ray Chevedden proposal acknowledgement pdf.zip

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 ...

Please consider the environment before printing this e-m...

Delivery Information

Sent by

CN=Galina Piatezky/O=JPMCHASE

OK

Delivery and Routing Info — Generate full header information

11/26 03:19 PM Sent

Delivery Options
- [ ] Signed
- [ ] Encrypted
- [ ] Do not forward copy or print
- [x] Return receipt requested
- [ ] Do not notify if recipient(s) are running Out of Office

Importance
- ( ) Low
- (•) Normal
- ( ) High

This message will be deleted Friday, January 25, 2008

Start | > JPMC - R. C... | Company Hom... | <Recently Edit... | OTS-#424382-... | Document2 - ... | Document3 - ... | 3:29 P

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 26, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

VIA E-MAIL

Dear Mr. Chevedden:

This will acknowledge receipt of a fax dated November 18, 2007, received on November 23, 2007, from Ray T. Chevedden, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490, whereby he advised JPMorgan Chase & Co. of his intention to submit a proposal to be voted upon at our 2008 Annual Meeting. Mr. Chevedden has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

We bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> The Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490 did not provide proof of ownership in the stock of JPMorgan Chase & Co. (JPM). According to the SEC rule, at least $2,000 in market value in the stock of JPM must have continuously been held for at least one year previous to the date of submission of this proposal. Please provide a brokerage statement or broker letter acknowledging ownership of JPM stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate your interest in the topic of your proposal, if you do not correct the deficiency we cite, this proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

[signature]

cc: Ray T. Chevedden

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425677:v1

From: Origin ID: OGSA (212)270-2451
Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

Ship Date: 26NOV07
ActWgt: 1 LB
System#: 9102647/INET7091
Account#: S *********

Delivery Address Bar Code

SHIP TO: (310)371-7872 BILL SENDER
Ray T. Chevedden

5965 S. Citrus Ave.

Los Angeles, CA 90043

Ref #
Invoice #
PO #
Dept #

TRK# 0201 7908 8079 4834

TUE - 27NOV A2
STANDARD OVERNIGHT
RES

XH-HHRA

LAX
CA-US
90043

1. Use the 'Print' feature from your browser to send this page to your laser or inkjet printer.
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Ray Chandler

FedEx.

Close Window

Track Shipments/FedEx Kinko's Orders

Detailed Results

Print

Tracking number	790880794834	**Destination**	Los Angeles, CA
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Nov 26, 2007	**Service type**	Standard Envelope
Delivery date	Nov 27, 2007 2:58 PM	**Weight**	0.5 lbs.
Status	Delivered		
Signature image available	No		

Date/Time		Activity	Location	Details
Nov 27, 2007	2:58 PM	**Delivered**	Los Angeles, CA	Left at front door. Package delivered to recipient address - release authorized
	8:14 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	6:52 AM	At local FedEx facility	HAWTHORNE, CA	
	5:59 AM	Departed FedEx location	LOS ANGELES, CA	
	4:44 AM	At dest sort facility	LOS ANGELES, CA	
	4:06 AM	Departed FedEx location	MEMPHIS, TN	
	1:00 AM	Left origin	NEW YORK, NY	
Nov 26, 2007	11:57 PM	Arrived at FedEx location	MEMPHIS, TN	
	10:45 PM	Departed FedEx location	NEWARK, NJ	
	9:28 PM	Left origin	NEW YORK, NY	
	9:03 PM	Arrived at FedEx location	NEWARK, NJ	
	7:45 PM	Left origin	NEW YORK, NY	
	6:39 PM	Picked up	NEW YORK, NY	
	1:51 PM	Package data transmitted to FedEx		

E-mail results | Track more shipments/orders

Subscribe to tracking updates (optional)

Your Name: | **Your E-mail Address:**

E-mail address	Language	Exception updates	Delivery updates
	English	☐	☐
	English	☐	☐
	English	☐	☐

English

Select format: HTML Text Wireless

Add personal message:

Not available for Wireless or non-English characters.

By selecting this check box and the Submit button, I agree to these Terms and Conditions

Submit

Close Window

RECEIVED BY THE
OFFICE OF THE SECRETARY

DEC 04 2007

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 30, 2007

Ray T. Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Nisource, Inc. ("NI") and JP Morgan Chase Co. ("JPM").

I can confirm that the Ray T. Chevedden and Veronica G. Chevedden Family Trust dated 05/04/90, Ray Chevedden Trustee has continuously held no less than 200.000 shares of NI and 100 shares if JPM since July 1, 2006.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W031675-30NOV07

JPM

Post-it® Fax Note 7671	Date 12-4-07	# of pages ▶
To Anthony Horan	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 212-270-4240	Fax #	

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 10, 2008

JPMorgan Chase & Co.
270 Park Ave.
New York, New York 10017

Re: Shareholder Proposal of the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponent"), dated November 18, 2007, which the Proponent has requested to be included in the proxy statement of the Company for its next annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 5, 2006 (the "Certificate of Incorporation"); (ii) the By-laws of the Company (the "By-Laws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal requests that the following resolution be included in the Company's proxy statement for the Annual Meeting:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.
>
> Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.
>
> Shareholders should have the full ability allowed by law to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.
>
> Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.
>
> Please encourage our board to respond positively to this proposal:
>
> **Special Shareholder Meetings -**
> **Yes on 3**

You have asked whether the Proposal, if adopted by the stockholders and implemented by the Company's Board of Directors, would be valid under Delaware law. For the reasons set forth below, in our opinion the Proposal, if implemented, would violate Delaware law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

DISCUSSION

As an initial matter, in our view, the language of the Proposal is ambiguous and reasonably susceptible of different interpretations. The Proposal states that, if approved by the stockholders, the Board of Directors should "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on convening a special meeting." Section 211(d) of the General Corporation Law of the State of Delaware (the "General Corporation Law") establishes which parties may call a special meeting of stockholders. Specifically, it provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211 does not vest stockholders with the right to call a special meeting, rather it permits a corporation to adopt provisions in its certificate of incorporation and and/or by-laws identifying which parties are authorized to call a special meeting.[1] As a result, there is no "standard allowed by applicable law" that the Company's Board could look to to determine the content of the "right" that the Proponent is seeking in its Proposal. Because the Proposal, read literally, is incapable of being implemented, for purposes of this opinion, we are interpreting the Proposal to mean that the Proponent is requesting that the Board of Directors to amend the By-laws and "other appropriate governing documents" (i.e., the Certificate of Incorporation) to authorize any individual stockholder or group of stockholders to call a special meeting of stockholders, on the terms and at the timing as determined by such stockholder or group of stockholders.

I. If Implemented, the Proposal Would Require the Board of Directors to Adopt a By-law that Would Conflict with Mandatory Provisions of the General Corporation Law.

The Proposal, if implemented, would require the Board of Directors to amend the By-laws and/or Certificate of Incorporation to provide stockholders with an unfettered right to call special meetings, in contravention of mandatory provisions of the General Corporation Law

[1] Consistent with the language of Section 211, Section 1.02 of the Company's By-laws provides that "a special meeting of stockholders shall be called by the Board upon written request to the Secretary of record holders of at least one-third of the outstanding common stock." Section 1.02 further provides that such written request must set forth the purpose of the meeting as well as the name and address of each stockholder and the number of shares owned by each stockholder calling the meeting.

regarding the timing and form of the notice that is required to be delivered to all stockholders. The General Corporation Law sets forth several procedural requirements that must be met in order to validly call a special meeting of stockholders. Specifically, Section 222(a) requires notice of any meeting of stockholders be delivered to the stockholders, and Section 222(b) provides that "[u]nless otherwise provided in [the General Corporation Law], the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting." 8 Del. C. § 222(b). Similarly, Sections 251(c) and 271(a) require at least twenty days' notice of a meeting at which a merger agreement or the sale, lease or exchange of all or substantially all of a corporation's assets are submitted for stockholder approval. See 8 Del. C. §§ 251(c), 271(a). In contrast to other provisions of the General Corporation Law, these provisions requiring notice of a special meeting are mandatory, and may not be altered by a charter or by-law provision.[2] See 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 24.03[1] at 24-5 (2007) (noting that the minimum ten-day notice provisions of Section 222(b) "are not alterable by bylaw or otherwise").

In the Proposal, the Proponent requests that the Board of Directors amend the Company's By-laws and other "appropriate governing documents" such that there is "no restriction" on a stockholder's right to call a special meeting. As described in the supporting statement to the Proposal, important to the Proponent is a stockholder's ability to have "control over [the] timing" of when to have a special meeting. However, if adopted, the Proposal requests

[2] In Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc., 883 A.2d 837 (Del. Ch. 2004), the Court of Chancery upheld a charter provision denying the Board of Directors the power to fix a record date for stockholder actions by written consent, even though the statute conferring the power to fix a record date did not expressly permit a charter provision liming that power. The Court's holding suggests that, for certain provisions of the General Corporation Law, it may be possible for a corporation to depart from the requirements of the statute, even where the statute itself does not expressly contemplate charter or by-law provisions that opt out of the statutory rule. However, the Court did limit its holding by stating that a statutory rule could not be altered by a corporation if doing so would abridge a public policy evidenced by the General Corporation Law or Delaware common law. Id. at 843-44. It is our opinion that Jones Apparel Group is not applicable to the notice requirements in Section 222 because allowing a corporation to opt out of the statute would contravene the public policy behind the provision of encouraging fully informing stockholders of matters on which they are being asked to vote. See, cf. Leise v. Jupiter Corp., 241 A.2d 492, 497-98 (Del. Ch. 1968) (noting that certain actions could not be taken at a meeting where the notice required by the by-laws was not given, and recognizing "good order and fairness require that all stockholders be given an opportunity to participate in a meaningful meeting"). This policy is also evidenced by the Courts invalidating actions at meetings that did not meet the statute's notice requirements. See, e.g., Lofland v. DiSabatino, 1991 WL 138505, at *3-4 (Del. Ch. July 25, 1991) (actions taken at meeting that was not properly noticed are voidable); Bryan v. W. Pac. R.R. Corp., 35 A.2d 909 (1944) (same).

that the Board adopt amendments to the By-laws and governing documents (which includes the Certificate of Incorporation) giving stockholders the unrestricted ability to call a special meeting. Such amendments would be inconsistent with the requirement set forth in Section 222 of the General Corporation Law that notice of a special meeting be delivered at least ten days prior to the meeting (or, with respect to Sections 251 and 271, 20 days prior to the meeting). Under Section 109(b) of the General Corporation Law, where a by-law provision conflicts with a section of the statute, that provision is invalid. 8 Del. C. § 109(b) ("the bylaws may contain any provision not inconsistent with law"); see Kerbs v. California E. Airways, Inc., 90 A.2d 652, 659 (1952) (stating that "a by-law which is repugnant to the statute must always give way to the statute's superior authority"). Likewise, where an amendment to the certificate of incorporation conflicts with the General Corporation Law, that amendment is invalid. See Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929) ("The by-laws must succumb to the superior authority of the charter; the charter if it conflicts with the statute must give way; and the statute, if it conflicts with the constitution, is void."). Accordingly, any amendments to the By-laws, Certificate of Incorporation or other governing documents that would provide for "shareholder control over [the] timing" of a special meeting would run afoul of Delaware law and would be invalid.

In addition to requirements regarding the timing of a notice of a special meeting, Section 222(a) of the General Corporation Law also provides that the notice for a special meeting must state "the purpose or purposes for which the meeting is called." 8 Del. C. § 222(a); see 2 Drexler, § 24.03[1] at 24-4 - 24-5 ("For special meetings the notice must also set out the purposes for which the meeting is called."). Amending the By-laws, Certificate of Incorporation or other governing documents to provide stockholders with an unrestricted right to call a special meeting would directly conflict with the explicit requirements set forth in Section 222(a). Accordingly, as discussed above, any such amendment to the By-laws or other governing documents would violate the General Corporation Law and would be invalid. See 8 Del. C. § 109(b); Kerbs v. California E. Airways, Inc., 90 A.2d 652, 659 (1952); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

Moreover, the failure to comply with the timing and content requirements for notice of a special meeting set forth in the statute may also render any action taken at that meeting void. See Columbia Pictures Indus., Inc. v. Kerkorian, 1980 WL 268104 (Del. Ch. Dec. 16, 1980) (noting that a meeting may be enjoined where there is a serious defect in the notice of the meeting). For example, where a meeting is not properly noticed under the Sections 222, 251 or 271, any action taken at that meeting is void unless later ratified by a valid corporate action. See, e.g., Lofland v. DiSabatino, 1991 WL 138505, at *3-4 (Del. Ch. July 25, 1991) (holding that director elections held at an improperly noticed annual meeting were voidable, but finding that the elections at issue were valid because the stockholders had later ratified the elections at a properly noticed meeting); Bryan v. W. Pac. R.R. Corp., 35 A.2d 909 (1944) (stating that timely notice to stockholders "is a prerequisite to the validity of a special meeting of stockholders"). Further, under Section 222(a), the business to be transacted at a special meeting of stockholder is limited to that which is stated in the notice for the meeting. 8 Del. C. § 222(a); see Catalano v.

Trans World Corp., 1979 WL 4639, at *1 (Del. Ch. Sept. 19, 1979) ("[I]t is clearly established under Delaware law that the business to be transacted at a special meeting of stockholder be limited to that noticed."). Where business is conducted at a special meeting that was not set forth in the notice for the meeting, that business is invalid. See Vogtman v. Merchant's Mortgage & Credit Co., 178 A. 99, 104 (Del. Ch. 1935) (holding that directors were not elected at a special meeting of preferred stockholders because the notice failed to state that directors would be elected at the meeting). In sum, the Proposal would require the Board to amend the By-laws or other governing documents to authorize the stockholders to call a special meeting in a manner that would result in the actions taken thereat to be in violation of the General Corporation Law.

II. If Implemented, the Proposal Would Allow Stockholders to Call a Special Meeting to Transact Business in Violation of Delaware Law.

If implemented, the Proposal would further violate Delaware law because it would enable a stockholder to call a special meeting to take action on any matter and would thus permit a special meeting to be called for the purpose of transacting unlawful business. First, there are certain matters that under the General Corporation Law only the Board of Directors has the ability to act on. Declaring dividends (Section 170), issuing blank check or preferred stock (Sections 151 and 152) and retiring shares of stock (Section 243), are all acts that only the Board, and not the stockholders of a corporation, may perform. The Proposal, however, in seeking to provide stockholders with an unrestricted right to call a special meeting, would allow stockholders to call a special meeting to conduct business which stockholders are not otherwise allowed under the statute to transact, thus violating Delaware law.

Second, the General Corporation Law provides that, for certain corporate actions to be lawfully taken, the action must be approved by the board of directors before it is submitted to the stockholders for adoption thereby. For example, Sections 251 and 242 require, with respect to the proposed adoption of a merger agreement and an amendment to the corporation's certificate of incorporation, respectively, that the authorization of such matters be effected in accordance with a specified sequence of events—namely, the board of directors must approve the merger agreement or amendment to the certificate of incorporation, declare the advisability of such agreement or amendment and then submit such agreement or amendment to the stockholders for adoption thereby. See 8 Del. C. § 251(b) & (c) (merger); 8 Del. C. § 242(b)(1) (amendment of certificate of incorporation). This statutorily-mandated sequence of events may not be altered by a charter or by-law provision. See cf. Lions Gate Entm't Corp., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (holding that a charter provision purporting to allow either the board or the stockholders to approve charter amendments was invalid because it contravened the express provision of Section 242 that require both the board and the stockholders to adopt such amendments); see also 8 Del C. § 109(b) ("the bylaws may contain any provision not inconsistent with law"). Thus, any action that is required by statute to be authorized by the board of directors and the stockholders—in that particular order—may not be presented to the stockholders at a meeting and lawfully authorized unless and until it has been duly approved by the board. An amendment to the By-laws or Certificate of Incorporation that would allow a special meeting to be called for the purpose of transacting unlawful business would result in any such business being declared invalid, even if approved by the holders of the minimum number of votes otherwise required to authorize such action. See Tansey v. Trade Show News Networks, Inc., 2001 WL 1526306, at *4 (Del. Ch. Nov. 27, 2001) (footnotes omitted) (noting that Section 251 of the General Corporation Law "requires three different actions to occur in a specific sequence to approve and implement a merger" and indicating that a merger not authorized in compliance with that sequence would be invalid). In the supporting statement to the Proposal, however, the Proponent indicates that it is seeking adoption of the Proposal so that a special meeting may be called expressly for the purpose of transacting such unlawful business. Specifically, the Proponent states that stockholder control over the timing of a special meeting is "especially important regarding a major acquisition or restructuring." Because the Proposal, if implemented, would require the Board to amend the By-laws or Certificate of Incorporation in a manner that would enable the stockholders to call a special meeting to transact unlawful business (which business, even if otherwise approved by the requisite stockholder vote, would be declared invalid), the Proposal, in our view, is in contravention of Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would be invalid under Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Staff of the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/JMZ/MRW

EXHIBIT C

Vanguard®

Vanguard's proxy voting guidelines

The Board of Trustees (the "Board") of each Vanguard® fund that invests in stocks has adopted proxy voting procedures and guidelines to govern proxy voting by the fund. The Board has delegated oversight of proxy voting to the Proxy Oversight Committee (the "Committee"), comprised of senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund, and subject to the procedures and guidelines described below. The Committee reports directly to the Board. The Vanguard Group Inc. ("Vanguard") is subject to these guidelines to the extent the guidelines call for Vanguard to administer the voting process and implement the resulting voting decisions, and for that purpose have been approved by the Board of Directors of Vanguard.

The overarching objective in voting is simple: to support proposals and director nominees that maximize the value of a fund's investments—and those of fund shareholders—over the long term. While the goal is simple, the proposals the funds receive are varied and frequently complex. As such, the guidelines adopted by the Board provide a rigorous framework for assessing each proposal. Under the guidelines, each proposal must be evaluated on its merits, based on the particular facts and circumstances as presented.

For ease of reference, the procedures and guidelines often refer to all funds, however, our policies and practices seek to ensure that proxy voting decisions are suitable for individual funds. For most proxy proposals, particularly those involving corporate governance, the evaluation will result in the same position being taken across all of the funds and the funds voting as a block. In some cases, however, funds may vote differently, depending upon the nature and objective of each fund, the composition of its portfolio, and other factors.

The guidelines do not permit the Board to delegate voting responsibility to a third party that does not serve as a fiduciary for the funds. Because many factors bear on each decision, the guidelines incorporate factors the Committee should consider in each voting decision. A fund may refrain from voting if that would be in the fund's and its shareholders' best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, or when exercising the vote results in the imposition of trading or other restrictions.

In evaluating proxy proposals, we consider information from many sources, including but not limited to, the investment advisor for the fund, management or shareholders of a company presenting a proposal, and independent proxy research services. We will give substantial weight to the recommendations of the company's board, absent guidelines or other specific facts that would support a vote against management. In all cases, however, the ultimate decision rests with the members of the Committee, who are accountable to the fund's Board.

While serving as a framework, the following guidelines cannot contemplate all possible proposals with which a fund may be presented. In the absence of a specific guideline for a particular proposal (e.g., in the case of a transactional issue or contested proxy), the Committee will evaluate the issue and cast the fund's vote in a manner that, in the Committee's view, will maximize the value of the fund's investment, subject to the individual circumstances of the fund.

I. The board of directors

A. Election of directors

Good governance starts with a majority-independent board, whose key committees are comprised entirely of independent directors. As such, companies should attest to the independence of directors who serve on the Compensation, Nominating, and Audit committees. In any instance in which a director is not categorically independent, the basis for the independence determination should be clearly explained in the proxy statement.

While the funds will generally support the board's nominees, the following factors will be taken into account in determining each fund's vote:

Factors for Approval	Factors Against Approval
• Nominated slate results in board comprised of a majority of independent directors. • All members of Audit, Nominating, and Compensation committees are independent of management.	• Nominated slate results in board comprised of a majority of nonindependent directors. • Audit, Nominating, and/or Compensation committees include nonindependent members. • Incumbent board member failed to attend at least 75% of meetings in the previous year. • Actions of committee(s) on which nominee serves are inconsistent with other guidelines (e.g., excessive option grants, substantial nonaudit fees, lack of board independence).

B. Contested director elections

In the case of contested board elections, we will evaluate the nominees' qualifications and the performance of the incumbent board, as well as the rationale behind the dissidents' campaign to determine the outcome that we believe will maximize shareholder value.

C. Classified boards

The funds will generally support proposals to declassify existing boards (whether proposed by management or shareholders) and will block efforts by companies to adopt classified board structures, in which only part of the board is elected each year.

II. Approval of independent auditors

The relationship between the company and its auditors should be limited primarily to the audit, although it may include certain closely related activities that do not, in the aggregate, raise any appearance of impaired independence. The funds will generally support management's recommendation for the ratification of the auditor except in instances where audit and audit-related fees make up less than 50% of the total fees paid by the company to the audit firm. We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with the company (regardless of its size relative to the audit fee) to determine whether independence has been compromised.

III. Compensation issues

A. Stock-based compensation plans

Appropriately designed stock-based compensation plans, administered by an independent committee of the board and approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees, and directors. Conversely, the funds oppose plans that substantially dilute their ownership interest in the company, provide participants with excessive awards, or have inherently objectionable structural features.

An independent compensation committee should have significant latitude to deliver varied compensation to motivate the company's employees. However, we will evaluate compensation proposals in the context of several factors (a company's industry, market capitalization, competitors for talent, etc.) to determine whether a particular plan or proposal balances the perspectives of employees and the company's other shareholders. We will evaluate each proposal on a case-by-case basis, taking all material facts and circumstances into account.

The following factors will be among those considered in evaluating these proposals:

Factors for Approval	Factors Against Approval
• Company requires senior executives to hold a minimum amount of company stock (frequently expressed as a multiple of salary). • Company requires stock acquired through option exercise to be held for a certain period of time. • Compensation program includes performance-vesting awards, indexed options, or other performance-linked grants. • Concentration of option grants to senior executives is limited (indicating that the plan is very broad-based). • Stock-based compensation is clearly used as a substitute for cash in delivering market-competitive total pay.	• Total potential dilution (including all stock-based plans) exceeds 15% of shares outstanding. • Annual option grants have exceeded 2% of shares outstanding. • Plan permits repricing or replacement of options without shareholder approval. • Plan provides for the issuance of reload options. • Plan contains automatic share replenishment ("evergreen") feature.

B. Bonus plans

Bonus plans, which must be periodically submitted for shareholder approval to qualify for deductibility under Section 162(m) of the Internal Revenue Code, should have clearly defined performance criteria and maximum awards expressed in dollars. Bonus plans with awards that are excessive in both absolute terms and relative to a comparative group generally will not be supported.

C. Employee stock purchase plans

The funds will generally support the use of employee stock purchase plans to increase company stock ownership by employees provided that shares purchased under the plan are acquired for no less than 85% of their market value and that shares reserved under the plan comprise less than 5% of the outstanding shares.

D. Executive severance agreements ("golden parachutes")

While executives' incentives for continued employment should be more significant than severance benefits, there are instances—particularly in the event of a change in control—in which severance arrangements may be appropriate. Severance benefits triggered by a change in control that do not exceed three times an executive's salary and bonus may generally be approved by the compensation committee of the board without submission to shareholders. Any such arrangement under which the beneficiary receives more than three times salary and bonus—or where severance is guaranteed absent a change in control—should be submitted for shareholder approval.

IV. Corporate structure and shareholder rights

The exercise of shareholder rights, in proportion to economic ownership, is a fundamental privilege of stock ownership that should not be unnecessarily limited. Such limits may be placed on shareholders' ability to act by corporate charter, bylaw provisions, or the adoption of certain anti-takeover provisions. In general, the market for corporate control should be allowed to function without undue interference from these artificial barriers.

The funds' positions on a number of the most commonly presented issues in this area are as follows:

A. Shareholder rights plans ("poison pills")

A company's adoption of a so-called poison pill effectively limits a potential acquirer's ability to buy a controlling interest without the approval of the target's board of directors. Such a plan, in conjunction with other takeover defenses, may serve to entrench incumbent management and directors. However, in other cases, a pill may force a suitor to negotiate with the board and result in the payment of a higher acquisition premium.

In general, shareholders should be afforded the opportunity to approve shareholder rights plans *within a year of their adoption*. This provides the board with the ability to put a poison pill in place for legitimate defensive purposes, subject to subsequent approval by shareholders. In evaluating the approval of proposed shareholder rights plans, we will consider the following factors:

Factors for Approval	Factors Against Approval
• Plan is relatively short-term (3–5 years). • Plan requires shareholder approval for renewal. • Plan incorporates review by a committee of independent directors at least every three years (so-called TIDE provisions). • Plan includes permitted bid/qualified offer feature ("chewable pill") that mandates shareholder vote in certain situations. • Ownership trigger is reasonable (15–20%). • Highly independent, nonclassified board.	• Plan is long-term (>5 years). • Renewal of plan is automatic or does not require shareholder approval. • Ownership trigger is less than 15%. • Classified board. • Board with limited independence.

B. Cumulative voting

The funds are generally opposed to cumulative voting under the premise that it allows shareholders a voice in director elections that is disproportionate to their economic investment in the corporation.

C. Supermajority vote requirements

The funds support shareholders' ability to approve or reject matters presented for a vote based on a simple majority. Accordingly, the funds will support proposals to remove supermajority requirements and oppose proposals to impose them.

D. Right to call meetings and act by written consent

The funds support shareholders' right to call special meetings of the board (for good cause and with ample representation) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them.

E. Confidential voting
The integrity of the voting process is enhanced substantially when shareholders (both institutions and individuals) can vote without fear of coercion or retribution based on their votes. As such, the funds support proposals to provide confidential voting.

F. Dual classes of stock
The funds are opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, the funds will oppose the creation of separate classes with different voting rights and will support the dissolution of such classes.

V. Corporate and social policy issues

Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. The Board generally believes that these are "ordinary business matters" that are primarily the responsibility of management and should be evaluated and approved solely by the corporation's board of directors. Often, proposals may address concerns with which the Board philosophically agrees, but absent a compelling economic impact on shareholder value (e.g., proposals to require expensing of stock options), the funds will typically abstain from voting on these proposals. This reflects the belief that regardless of our philosophical perspective on the issue, these decisions should be the province of company management unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter.

VI. Voting in foreign markets

Corporate governance standards, disclosure requirements, and voting mechanics vary greatly among the markets outside the United States in which the funds may invest. Each fund's votes will be used, where applicable, to advocate for improvements in governance and disclosure by each fund's portfolio companies. We will evaluate issues presented to shareholders for each fund's foreign holdings in the context of the guidelines described above, as well as local market standards and best practices. The funds will cast their votes in a manner believed to be philosophically consistent with these guidelines, while taking into account differing practices by market. In addition, there may be instances in which the funds elect not to vote, as described below.

Many foreign markets require that securities be blocked or reregistered to vote at a company's meeting. Absent an issue of compelling economic importance, we will generally not subject the fund to the loss of liquidity imposed by these requirements.

The costs of voting (e.g., custodian fees, vote agency fees) in foreign markets may be substantially higher than for U.S. holdings. As such, the fund may limit its voting on foreign holdings in instances where the issues presented are unlikely to have a material impact on shareholder value.

VII. Voting on a fund's holdings of other Vanguard funds

Certain Vanguard funds ("owner funds") may, from time to time, own shares of other Vanguard funds ("underlying funds"). If an underlying fund submits a matter to a vote of its shareholders, votes for and against such matters on behalf of the owner funds will be cast in the same proportion as the votes of the other shareholders in the underlying fund.

VIII. The Proxy Voting Group

The Board has delegated the day-to-day operations of the funds' proxy voting process to the Proxy Voting Group, which the Committee oversees. While most votes will be determined, subject to the individual circumstances of each fund, by reference to the guidelines as separately adopted by each of the funds, there may be circumstances when the Proxy Voting Group will refer proxy issues to the Committee for consideration. In addition, the Board has the authority to vote proxies at any time, when, in the Board's or the Committee's discretion, such action is warranted.

The Proxy Voting Group performs the following functions: (1) managing proxy voting vendors, (2) reconciling share positions, (3) analyzing proxy proposals using factors described in the guidelines, (4) determining and addressing potential or actual conflicts of interest that may be presented by a particular proxy, and (5) voting proxies. The Proxy Voting Group also prepares periodic and special reports to the Board and any proposed amendments to the procedures and guidelines.

IX. The Proxy Oversight Committee

The Board, including a majority of the independent trustees, appoints the members of the Committee who are senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund. The Committee does not include anyone whose primary duties include external client relationship management or sales. This clear separation between the proxy voting and client relationship functions is intended to eliminate any potential conflict of interest in the proxy voting process. In the unlikely event that a member of the Committee believes he or she might have a conflict of interest regarding a proxy vote, that member must recuse himself or herself from the committee meeting at which the matter is addressed and not participate in the voting decision.

The Committee works with the Proxy Voting Group to provide reports and other guidance to the Board regarding proxy voting by the funds. The Committee has an obligation to conduct its meetings and exercise its decision-making authority subject to the fiduciary standards of good faith, fairness, and Vanguard's Code of Ethics. The Committee shall authorize proxy votes that the Committee determines, in its sole discretion, to be in the best interests of each fund's shareholders. In determining how to apply the guidelines to a particular factual situation, the Committee may not take into account any interest that would conflict with the interest of fund shareholders in maximizing the value of their investments.

The Board may review these procedures and guidelines and modify them from time to time.

Fidelity Fund Proxy Voting Guidelines
March 2007

I. General Principles

A. Voting of shares will be conducted in a manner consistent with the best interests of mutual fund shareholders as follows: (i) securities of a portfolio company will generally be voted in a manner consistent with the guidelines; and (ii) voting will be done without regard to any other Fidelity companies' relationship, business or otherwise, with that portfolio company.

B. The FMR Investment & Advisor Compliance Department votes proxies. In the event an Investment & Advisor Compliance employee has a personal conflict with a portfolio company or an employee or director of a portfolio company, that employee will withdraw from making any proxy voting decisions with respect to that portfolio company. A conflict of interest arises when there are factors that may prompt one to question whether a Fidelity employee is acting solely on the best interests of Fidelity and its customers. Employees are expected to avoid situations that could present even the appearance of a conflict between their interests and the interests of Fidelity and its customers.

C. Except as set forth herein, FMR will generally vote in favor of routine management proposals.

D. Non-routine proposals will generally be voted in accordance with the guidelines.

E. Non-routine proposals not covered by the guidelines or involving other special circumstances will be evaluated on a case-by-case basis with input from the appropriate FMR analyst or portfolio manager, as applicable, subject to review by an attorney within FMR's General Counsel's office and a member of senior management within FMR's Investment and Advisor Compliance Department. A significant pattern of such proposals or other special circumstances will be referred to the Fund Board Proxy Voting Committee or its designee.

F. FMR will vote on shareholder proposals not specifically addressed by the guidelines based on an evaluation of a proposal's likelihood to enhance the economic returns or profitability of the portfolio company or to maximize shareholder value. Where information is not readily available to analyze the economic impact of the proposal, FMR will generally abstain.

G. Many Fidelity Funds invest in voting securities issued by companies that are domiciled outside the United States and are not listed on a U.S. securities exchange. Corporate governance standards, legal or regulatory requirements and disclosure practices in foreign countries can differ from those in the United States. When voting proxies relating to non-U.S. securities, FMR will generally evaluate proposals in the context of these guidelines, but FMR may, where applicable and feasible, take into consideration differing laws and regulations in the relevant foreign market in determining how to vote shares.

H. In certain non-U.S. jurisdictions, shareholders voting shares of a portfolio company may be restricted from trading the shares for a period of time around the shareholder meeting date. Because such trading restrictions can hinder portfolio management and could result in a loss of liquidity for a fund, FMR will generally not vote proxies in circumstances where such restrictions apply. In addition, certain non-U.S. jurisdictions require voting shareholders to disclose current share ownership on a fund-by-fund basis. When such disclosure requirements apply, FMR will generally not vote proxies in order to safeguard fund holdings information.

I. Where a management-sponsored proposal is inconsistent with the guidelines, FMR may receive a company's commitment to modify the proposal or its practice to conform to the guidelines, and FMR will generally support management based on this commitment. If a company subsequently does not abide by its commitment, FMR will generally withhold authority for the election of directors at the next election.

II. Definitions (as used in this document)

A. Anti-Takeover Provision - includes fair price amendments; classified boards; "blank check" preferred stock; golden and tin parachutes; supermajority provisions; Poison Pills; and any other provision that eliminates or limits shareholder rights.

B. Golden parachute - accelerated options and/or employment contracts for officers and directors that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination.

C. Tin Parachute - accelerated options and/or employment contracts for employees beyond officers and directors that will result in a lump sum payment in the event of termination.

D. Greenmail - payment of a premium to repurchase shares from a shareholder seeking to take over a company through a proxy contest or other means.

E. Sunset Provision - a condition in a charter or plan that specifies an expiration date.

F. Permitted Bid Feature - a provision suspending the application of a Poison Pill, by shareholder referendum, in the event a potential acquirer announces a bona fide offer for all outstanding shares.

G. Poison Pill- a strategy employed by a potential take-over / target company to make its stock less attractive to an acquirer. Poison Pills are generally designed to dilute the acquirer's ownership and value in the event of a take-over.

H. Large Capitalization Company - a company included in the Russell 1000 stock index.

I. Small Capitalization Company - a company not included in the Russell 1000 stock index that is not a Micro-Capitalization Company.

J. Micro-Capitalization Company - a company with market capitalization under US $300 million.

III. Directors

A. Incumbent Directors

FMR will generally vote in favor of incumbent and nominee directors except where one or more such directors clearly appear to have failed to exercise reasonable judgment. FMR will also generally withhold authority for the election of all directors or directors on responsible committees if:

1. An Anti-Takeover Provision was introduced, an Anti-Takeover Provision was extended, or a new Anti-Takeover Provision was adopted upon the expiration of an existing Anti-Takeover Provision, without shareholder approval except as set forth below.

   With respect to Poison Pills, however, FMR will consider not withholding authority on the election of directors if all of the following conditions are met when a Poison Pill is introduced, extended, or adopted:

   a. The Poison Pill includes a Sunset Provision of less than 5 years;

   b. The Poison Pill includes a Permitted Bid Feature;

   c. The poison pill is linked to a business strategy that will result in greater value for the shareholders; and

   d. Shareholder approval is required to reinstate the poison pill upon expiration.

   FMR will also consider not withholding authority on the election of directors when one or more of the conditions above are not met if a board is willing to strongly consider seeking shareholder ratification of, or adding above conditions noted a. and b. to an existing Poison Pill. In such a case, if the company does not take appropriate action prior to the next annual shareholder meeting, FMR will withhold authority on the election of directors.

2. The company refuses, upon request by FMR, to amend the Poison Pill to allow Fidelity to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

3. Within the last year and without shareholder approval, a company's board of directors or compensation committee has repriced outstanding options.

4. The company failed to act in the best interests of shareholders when approving executive compensation, taking into accounts such factors as: (i) whether the company used an independent compensation committee; (ii) whether the

compensation committee engaged independent compensation consultants; and (iii) whether the company has admitted to or settled a regulatory proceeding relating to options backdating.

5. To gain FMR's support on a proposal, the company made a commitment to modify a proposal or practice to conform to these guidelines and the company has failed to act on that commitment.
6. The director attended fewer than 75% of the aggregate number of meetings of the board or its committees on which the director served during the company's prior fiscal year, absent extenuating circumstances.

B. Indemnification

FMR will generally vote in favor of charter and by-law amendments expanding the indemnification of directors and/or limiting their liability for breaches of care unless FMR is otherwise dissatisfied with the performance of management or the proposal is accompanied by Anti-Takeover Provisions.

C. Independent Chairperson

FMR will generally vote against shareholder proposals calling for or recommending the appointment of a non-executive or independent chairperson. However, FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and to promote effective oversight of management by the board of directors.

D. Majority Director Elections

FMR will generally vote in favor of proposals calling for directors to be elected by an affirmative majority of votes cast in a board election, provided that the proposal allows for plurality voting standard in the case of contested elections (i.e., where there are more nominees than board seats). FMR may consider voting against such shareholder proposals where a company's board has adopted an alternative measure, such as a director resignation policy, that provides a meaningful alternative to the majority voting standard and appropriately addresses situations where an incumbent director fails to receive the support of a majority of the votes cast in an uncontested election.

IV. Compensation

A. A. Equity Award Plans (including stock options, restricted stock awards, and other stock awards).

FMR will generally vote against Equity Award Plans or amendments to authorize additional shares under such plans if:

1. (a) The dilution effect of the shares outstanding and available for issuance pursuant to all plans, plus any new share requests is greater than 10% for a Large Capitalization Company, 15% for a Small Capitalization Company or 20% for a Micro-Capitalization Company; and (b) there were no circumstances specific to the company or the plans that lead FMR to conclude that the level of dilution in the plan or the amendments is acceptable.
2. In the case of stock option plans, (a) the offering price of options is less than 100% of fair market value on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus; (b) the plan's terms allow repricing of underwater options; or (c) the board/committee has repriced options outstanding under the plan in the past two years.
3. The plan may be materially altered without shareholder approval, including increasing the benefits accrued to participants under the plan; increasing the number of securities which may be issued under the plan; modifying the requirements for participation in the plan; or including a provision allowing the Board to lapse or waive restrictions at its discretion.
4. Awards to non-employee directors are subject to management discretion.

5. In the case of stock awards, the restriction period, or holding period after exercise, is less than 3 years for non-performance-based awards, and less than 1 year for performance-based awards.

FMR will consider approving an Equity Award Plan or an amendment to authorize additional shares under such plan if, without complying with the guidelines immediately above, the following two conditions are met:

1. The shares are granted by a compensation committee composed entirely of independent directors; and
2. The shares are limited to 5% (large capitalization company) and 10% (small capitalization company) of the shares authorized for grant under the plan.

B. Equity Exchanges and Repricing

FMR will generally vote in favor of a management proposal to exchange shares or reprice outstanding options if the proposed exchange or repricing is consistent with the interests of shareholders, taking into account such factors as:

1. Whether the proposal excludes senior management and directors;
2. Whether the equity proposed to be exchanged or repriced exceeded FMR's dilution thresholds when initially granted;
3. Whether the exchange or repricing proposal is value neutral to shareholders based upon an acceptable pricing model;
4. The company's relative performance compared to other companies within the relevant industry or industries;
5. Economic and other conditions affecting the relevant industry or industries in which the company competes; and
6. Any other facts or circumstances relevant to determining whether an exchange or repricing proposal is consistent with the interests of shareholders.

C. Employee Stock Purchase Plans

FMR will generally vote against employee stock purchase plans if the plan violates any of the criteria in section IV(A) above, except that the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity. In the case of non-U.S. company stock purchase plans, FMR may permit a lower minimum stock purchase price equal to the prevailing "best practices" in the relevant non-U.S. market, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

D. Employee Stock Ownership Plans (ESOPs)

FMR will generally vote in favor of non-leveraged ESOPs. For leveraged ESOPs, FMR may examine the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. FMR may also examine where the ESOP shares are purchased and the dilution effect of the purchase. FMR will generally vote against leveraged ESOPs if all outstanding loans are due immediately upon change in control.

E. Executive Compensation

FMR will generally vote against management proposals on stock-based compensation plans or other compensation plans if such proposals are inconsistent with the interests of shareholders, taking into account such factors as: (i) whether the company has an independent compensation committee; and (ii) whether the compensation committee has authority to engage independent compensation consultants.

F. Bonus Plans and Tax Deductibility Proposals

FMR will generally vote in favor of cash and stock incentive plans that are submitted for shareholder approval in order to qualify for favorable tax treatment under Section 162(m) of the Internal Revenue Code, provided that the plan includes well defined and appropriate performance criteria, and with respect to any cash component, that the maximum award per participant is clearly stated and is not unreasonable or excessive.

V. Anti-Takeover Provisions

FMR will generally vote against a proposal to adopt or approve the adoption of an Anti-Takeover Provision unless:

A. The Poison Pill includes the following features:

1. A sunset provision of no greater than 5 years;
2. Linked to a business strategy that is expected to result in greater value for the shareholders;
3. Requires shareholder approval to be reinstated upon expiration or if amended;
4. Contains a Permitted Bid Feature; and
5. Allows the Fidelity funds to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

B. An Anti-Greenmail proposal that does not include other Anti-Takeover Provisions; or

C. It is a fair price amendment that considers a two-year price history or less.

FMR will generally vote in favor of proposals to eliminate Anti-Takeover Provisions. In the case of proposals to declassify a board of directors, FMR will generally vote against such a proposal if the issuer's Articles of Incorporation or applicable statutes include a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors.

VI. Capital Structure / Incorporation

A. Increases in Common Stock

FMR will generally vote against a provision to increase a Company's common stock if such increase will result in a total number of authorized shares greater than 3 times the current number of outstanding and scheduled to be issued shares, including stock options, except in the case of real estate investment trusts, where an increase that will result in a total number of authorized shares up to 5 times the current number of outstanding and scheduled to be issued shares is generally acceptable.

B. New Classes of Shares

FMR will generally vote against the introduction of new classes of stock with differential voting rights.

C. Cumulative Voting Rights

FMR will generally vote against the introduction and in favor of the elimination of cumulative voting rights.

D. Acquisition or Business Combination Statutes

FMR will generally vote in favor of proposed amendments to a company's certificate of incorporation or by-laws that enable the company to opt out of the control shares acquisition or business combination statutes.

E. Incorporation or Reincorporation in Another State or Country

FMR will generally vote against shareholder proposals calling for, or recommending that, a portfolio company reincorporate in the United States and vote in favor of management proposals to reincorporate in a jurisdiction outside the United States if (i) it is lawful under United States, state and other applicable law for the company to be incorporated under the laws of the relevant foreign jurisdiction and to conduct its business and (ii) reincorporating or maintaining a domicile in the United States would likely give rise to adverse tax or other economic consequences detrimental to the interests of the company and its shareholders. However, FMR will consider supporting such shareholder proposals and opposing such management proposals in limited cases if, based upon particular facts and circumstances, reincorporating in or maintaining a domicile in the relevant foreign jurisdiction gives rise to significant risks or other potential adverse consequences that appear reasonably likely to be detrimental to the interests of the company or its shareholders.

VII. Auditors

A. FMR will generally vote against shareholder proposals calling for or recommending periodic rotation of a portfolio company's auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, a company's board of directors and audit committee clearly appear to have failed to exercise reasonable business judgment in the selection of the company's auditor.

B. FMR will generally vote against shareholder proposals calling for or recommending the prohibition or limitation of the performance of non-audit services by a portfolio company's auditor. FMR will also generally vote against shareholder proposals calling for or recommending removal of a company's auditor due to, among other reasons, the performance of non-audit work by the auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and

VIII. Shares of Investment Companies

A. When a Fidelity Fund invests in an underlying Fidelity fund, FMR will vote in the same proportion as all other shareholders of such underlying fund or class ("echo voting").

B. Certain Fidelity Funds may invest in shares of Fidelity Central Funds. Central Fund shares, which are held exclusively by Fidelity funds or accounts managed by an FMR affiliate, will be voted in favor of proposals recommended by the Central Funds' Board of Trustees.

IX. Other

A. Voting Process

FMR will generally vote in favor of proposals to adopt confidential voting and independent vote tabulation practices.

B. Regulated Industries

Voting of shares in securities of any regulated industry (e.g., U.S. banking) organization shall be conducted in a manner consistent with conditions that may be specified by the industry's regulator (e.g., the Federal Reserve Board) for a determination under applicable law (e.g., federal banking law) that no Fund or group of Funds has acquired control of such organization.

Top

Full Text Of Proxy Voting Guidelines

(Fidelity equity index funds only)

As an investment adviser, Geode holds voting authority for securities in many of the client accounts that it manages. Geode takes seriously its responsibility to monitor corporate events affecting securities in those client accounts and to exercise its voting authority with respect to those securities in the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). The purposes of these proxy voting policies are (1) to establish a framework for Geode's analysis and decision-making with respect to proxy voting and (2) to set forth operational procedures for Geode's exercise of proxy voting authority.

Overview

Geode applies the same voting decision for all accounts in which it exercises voting authority, and seeks in all cases to vote in a manner that Geode believes represents the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). Geode anticipates that, based on its current business model, it will manage the vast majority of assets under its management using passive investment management techniques, such as indexing. Geode also manages private funds and separate accounts using active investment management techniques, primarily employing quantitative investment strategies.

Geode has established an Operations Committee, consisting of senior officers and investment professionals, including, but not limited to, Geode's President, Chief Operating Officer ("COO"), Chief Compliance Officer ("CCO") and Compliance Manager. Members of the Operations Committee oversee the exercise of voting authority under these proxy voting policies, consulting with Geode's legal counsel with respect to controversial matters and for interpretive and other guidance. Geode will engage an established commercial proxy advisory service (the "Agent") for comprehensive analysis, research and voting recommendations, particularly for matters that may be controversial, present potential conflicts of interest or require case-by-case analysis under these guidelines. Geode has directed the Agent to employ the policies set forth below, together with more specific guidelines and instructions set forth in a detailed, customized questionnaire developed jointly by Geode and the Agent, to formulate recommended votes on each matter. Geode may determine to accept or reject any recommendation based on the research and analysis provided by the Agent or on any independent research and analysis obtained or generated by Geode; however, because the recommended votes are determined solely based on the customized policies established by Geode, Geode expects that the recommendations will be followed in most cases. The Agent also acts as a proxy voting agent to effect the votes and maintain records of all of Geode's proxy votes. In all cases, the ultimate voting decision and responsibility rests with the members of the Operations Committee, which are accountable to Geode's clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor).

Policies

As a general matter, (1) proxies will be voted FOR incumbent members of a board of directors and FOR routine management proposals, except as otherwise addressed under these policies; (2) shareholder and non-routine management proposals addressed by these policies will be voted as provided in these policies; (3) shareholder and non-routine management proposals not addressed by these policies will be evaluated by the members of Geode's Operations Committee based on fundamental analysis and/or research and recommendations provided by the Agent, and the members of the Operations Committee, shall make the voting decision; and (4) all proxy votes shall be considered and made in a manner consistent with the best interests of Geode's clients (including shareholders of mutual fund clients) without regard to any other relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode or its affiliates.

Due to its focused business model and the number of investments that Geode will make for its clients (particularly pursuant to its indexing strategy), Geode does not anticipate that actual or potential conflicts of interest are likely to occur in the ordinary course of its business; however, Geode believes it is essential to avoid having conflicts of interest affect its objective of voting in the best interests of its clients. Therefore, in the event that members of the Operations Committee, the Agent or any other person involved in the analysis or voting of proxies has knowledge of, or has reason to believe there may exist, any potential relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode (and any subsidiary of Geode) or their respective directors, officers, employees or agents, such person shall notify other members of the Operations Committee and may consult with outside counsel to Geode to analyze and address such potential conflict of interest. In the case of an actual conflict of interest, on the advice of counsel, Geode expects that the independent directors of Geode will consider the matter and may (1) determine that there is no conflict of interest (or that reasonable measures have been taken to remedy or avoid any conflict of interest) that would prevent Geode from voting the applicable proxy, (2) acting as independent directors, using such information as is available from the Agent, vote the applicable proxy, or (3) cause authority to delegated to the Agent or a similar special fiduciary to vote the applicable proxy.

Geode has established the specific proxy voting policies that are summarized below to maximize the value of investments in its clients' accounts, which it believes will be furthered through (1) accountability of a company's management and directors to its shareholders, (2) alignment of the interests of management with those of shareholders (including through compensation, benefit and equity ownership programs), and (3) increased disclosure of a company's business and operations. Geode reserves the right to override any of its proxy voting policies with respect to a particular shareholder vote when such an override is, in Geode's best judgment, consistent with the overall principle of voting proxies in the best long-term economic interests of Geode's clients. Geode's specific policies are as follows:

I. **Vote AGAINST** Anti-Takeover Proposals, including:

- **Addition of Special Interest Directors** to the board.
- **Authorization of "Blank Check" Preferred Stock.** Geode will vote FOR proposals to require shareholder approval for the distribution of preferred stock except for acquisitions and raising capital in the ordinary course of business.
- **Classification of Boards**, provided that the matter will be considered on a CASE-BY-CASE

basis if the company's charter or applicable statute includes a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors. Geode will vote FOR proposals to de-classify boards.

- **Fair Price Amendments**, other than those that consider only a two-year price history and are not accompanied by other anti-takeover measures.
- **Golden Parachutes** including (1) any accelerated options and/or employment contracts that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination, (2) compensation contracts for outside directors, and (3) Tin Parachutes that cover a group beyond officers and directors and permit employees to voluntarily terminate employment and receive payment. In addition, adoption of a Golden or Tin Parachute will result in Geode voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors.
- **Poison Pills.** Adoption or extension of a Poison Pill without shareholder approval will result in our voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors, provided the matter will be considered on a CASE-BY-CASE basis if either (1) (a) the board has adopted a Poison Pill with a sunset provision; (b) the Pill is linked to a business strategy that will result in greater value for the shareholders; (c) the term is less than three years; and (d) shareholder approval is required to reinstate the expired Pill, or (2) company management indicates that the board is willing to strongly consider seeking shareholder ratification of, or adding a sunset provision meeting the above conditions to, an existing Pill. Geode will vote FOR shareholder proposals requiring or recommending that shareholders be given an opportunity to vote on the adoption of poison pills.
- **Reduction or Limitation of Shareholder Rights** (e.g., action by written consent, ability to call meetings, or remove directors).
- **Reincorporation** in another state (when accompanied by Anti-Takeover Provisions, including increased statutory anti-takeover provisions). Geode will vote FOR reincorporation in another state when not accompanied by such anti-takeover provisions.
- **Requirements that the Board Consider Non-Financial Effects** of merger and acquisition proposals.
- **Requirements regarding Size, Selection and Removal of the Board** that are likely to have an anti-takeover effect (although changes with legitimate business purposes will be evaluated on a CASE-BY-CASE basis).
- **Supermajority Voting Requirements** (i.e., typically 2/3 or greater) for boards and shareholders. Geode will vote FOR proposals to eliminate supermajority voting requirements.
- **Transfer of Authority from Shareholders to Directors.**

II. **Vote FOR** proposed amendments to a company's certificate of incorporation or by-laws that enable the company to **Opt Out of the Control Shares Acquisition Statutes**.

III. **Vote AGAINST** the introduction of new classes of **Stock with Differential Voting Rights**.

IV. **Vote FOR** introduction and AGAINST elimination of **Cumulative Voting Rights**, except on a CASE-BY-CASE basis where this is determined not to enhance clients' interests as minority shareholders.

V. **Vote FOR** elimination of **Preemptive Rights**.

VI. **Vote FOR Anti-Greenmail** proposals so long as they are not part of anti-takeover provisions (in which case the vote will be AGAINST).

VII. **Vote FOR** charter and by-law amendments expanding the **Indemnification of Directors** to the maximum extent permitted under Delaware law (regardless of the state of incorporation) and vote **AGAINST** charter and by-law amendments completely **Eliminating Directors' Liability for Breaches of Care**, with all other situations addressed on a CASE-BY-CASE basis.

VIII. **Vote FOR** proposals to adopt **Confidential Voting and Independent Vote Tabulation** practices.

IX. **Vote FOR** Open-Market **Stock Repurchase Programs**, provided that the repurchase price to be paid would not exceed 105% of the market price as of the date of purchase.

X. **Vote FOR** management proposals to implement a **Reverse Stock Split** when the number of shares will be proportionately reduced to avoid de-listing.

XI. **Vote FOR** management proposals to **Reduce the Par Value** of common stock.

XII. **Vote FOR** the **Issuance of Large Blocks of Stock** if such proposals have a legitimate business purpose and do not result in dilution of greater than 10%.

XIII. **Vote AGAINST Unusual Increases in Common Stock**, which means any increase in excess of three times for U.S. securities or one time for non-U.S. securities. For these purposes, an increase is measured by adding to the requested increased authorization any stock authorized to be issued under Poison Pill, divided by the current stock outstanding plus any stock scheduled to be issued (not including Poison Pill authority).

XIV. **Vote AGAINST** the adoption of or amendment to authorize additional shares under a **Stock Option Plan** if:

- The **dilution effect** of the shares authorized under the plan (including by virtue of any "evergreen" or replenishment provision), plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for companies with a smaller market capitalization, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.

  For purposes of these proxy voting policies, a "small capitalization company" means a U.S. company outside of the Russell 1000 Index, and a "large capitalization company" means a company included in the Russell 1000 Index.

- The **offering price of options is less than 100% of fair market value** on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus, except that a modest number of shares (limited to 5% for a large capitalization company and 10% for a small capitalization company) may be available for grant to employees and directors under the plan if the grant is made by a compensation committee composed entirely of independent directors (the "De Minimis Exception").
- The **board may, without shareholder approval, make the following changes** (1) materially increase the benefits accruing to participants under the plan, (2) materially increase the number of securities which may be issued under the plan, or (3) materially modify the requirements for participation in the plan, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **granting of options to non-employee directors is subject to the discretion** of management, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan is administered by** (1) a **compensation committee not comprised entirely of independent directors** or (2) a **board of directors not comprised of a majority of independent directors**, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan's terms allow repricing of underwater options, or the board/committee has repriced options outstanding under the plan in the past two years**, unless by the express terms of the plan or a board resolution such repricing is rarely used (and then only to maintain option value due to extreme circumstances beyond management's control) and is within the limits of the De Minimis Exception.

XV. **Vote AGAINST the election of incumbents** or a management slate in an election of directors **if, within the last year and without shareholder approval, the company's board of directors or compensation committee has repriced outstanding options** held by officers or directors which, together with all other options repriced under the same stock option plan (whether held by officers, directors or other employees) exceed 5% (for a large capitalization company) or 10% (for a small capitalization company) of the shares authorized for grant under the plan, unless such company seeks authorization of at least that amount at the very next shareholders' meeting and a compensation committee composed entirely of independent directors has determined that (1) options need to be granted to employees other than the company's executive officers, (2) no shares are currently available for such options under the company's existing plans, and (3) such options need to be granted before the company's next shareholder meeting.

XVI. **Evaluate proposals to Reprice Outstanding Stock Options on a CASE-BY-CASE basis**, taking into account such factors as: (1) whether the repricing proposal excludes senior management and directors; (2) whether the options proposed to be repriced exceeded the dilution thresholds described in these current proxy voting policies when initially granted; (3) whether the repricing proposal is value neutral to shareholders based upon an acceptable options pricing model; (4) the company's relative performance compared to other companies within the relevant industry or industries; (5) economic and other conditions affecting the relevant industry or industries in which the company competes; and (6) other facts or circumstances relevant to determining whether a repricing proposal is consistent with the interests of shareholders.

XVII. **Vote AGAINST** adoption of or amendments to authorize additional shares for **Restricted Stock Awards ("RSA")** if:

- The **dilution effect** of the shares authorized under the plan, plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for small capitalization companies, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.
- The **board may materially alter the RSA without shareholder approval**, including a provision that allows the board to lapse or waive restrictions at its discretion, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **granting of RSAs to non-employee directors is subject to the discretion** of management, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **restriction period is less than three years**, except that (1) RSAs with a restriction period of less than three years but at least one year are acceptable if performance-based, and (2) an RSA is acceptable if it satisfies the De Minimis Exception.

XVIII. **Vote AGAINST Omnibus Stock Plans** if one or more component violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, unless such component is de minimis. In the case of an omnibus stock plan, the 5% and 10% limits in applicable to Stock Option Plans or RSAs under these proxy voting policies will be measured against the total number of shares under all components of such plan.

XIX. **Vote AGAINST Employee Stock Purchase Plans** if the plan violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, except that (1) the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity, and (2) in the case of non-U.S. company stock purchase plans, the minimum stock purchase price may be equal to the prevailing "best practices," as articulated by the Agent, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

XX. **Vote AGAINST Stock Awards** (other than stock options and RSAs) unless on a CASE-BY-CASE basis it is determined they are identified as being granted to officers/directors in lieu of salary or cash bonus, subject to number of shares being reasonable.

XXI. **Employee Stock Ownership Plans ("ESOPs")** will be evaluated on a CASE-BY-CASE basis, generally voting **FOR nonleveraged ESOPs**, and in the case of leveraged ESOPs, giving consideration to the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. Geode may also examine where the ESOP shares are purchased and the dilution effect of the purchase. Geode will vote AGAINST a leveraged ESOP if all outstanding loans are due immediately upon a change in control.

XXII. **Vote AGAINST management** proposals on stock-based compensation plans or other **Compensation Plans** if the proposals are **Inconsistent with the Interests of Shareholders** of a company whose securities are held in client accounts, taking into account such factors as: (1) whether the company has an independent compensation committee; and (2) whether the compensation committee has authority to engage independent compensation consultants. In addition, Geode may vote AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors based on such factors or if Geode believes a board has approved executive compensation arrangements inconsistent with the interests of shareholders of a company whose securities are held in client accounts.

XXIII. **ABSTAIN with respect to shareholder proposals addressing Social/Political Responsibility Issues**, which Geode believes generally address ordinary business matters that are primarily the responsibility of a company's management and board, except that Geode will vote on a CASE-BY-CASE basis where a proposal has substantial economic implications for the company's securities held in client accounts.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Ray T. Chevedden

Ladies and Gentlemen:

The January 11, 2008 company no action request appears to be an implicit admission that the best way to attack this resolution is to deliberately misread it:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to or consistent with the applicable Delaware law on shareholders calling a special meeting.

The company provides no definition of the "compared to" phrase used in the resolution to support its conclusion of absolutely "no restriction." Since the proposal establishes as a floor Delaware law, the rule 14a-8 proposal does not restrict the company in its adherence to Delaware law.

The company introduces a number of throwaway cases. For instance, claiming this resolution is analogous to proposals with text on no particular subject such as on "thinking':

"concerning the thinking of the Directors concerning representative payees"
"... to set standards of corporate governance"
"... improved corporate governance"

Also the text in the supporting statement about enabling shareholders to have some control over the timing of a special meeting is again calling attention to this issue within the applicable Delaware law on shareholders calling a special meeting. The text of the proposal does not add words for absolute control or unilateral control of the timing of special meetings.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or bold heading of "default standard" in Delaware law regarding shareholders calling special meetings and thus there is purportedly no way to determine whether corporate action is consistent with Delaware law on shareholders calling special meetings. Apparently the company cannot accept the concept of a standard based on analyzing the text of a statute.

The company bolsters the text in this resolution regarding Fidelity and Vanguard, as a supplement to its deliberate misreading of the resolved statement above, and then complains to the staff about its own bolstered text. For instance the company has essentially rewritten a proposal sentence to read that Fidelity and Vanguard are among the mutual funds supporting "an unqualified right of shareholders" to call a special meeting and then the company attacks its own words. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misleading.

A copy of this letter is forwarded to the company in a non-PDF email attachment. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Ray T. Chevedden

Ladies and Gentlemen:

In further response to the January 11, 2008 company no action request, that claims the company, a Delaware company, is unable to adopt this resolution – this is a timely example of a Delaware company adopting the same resolution:

> Form 8-K for BORDERS GROUP INC
>
> 18-Jan-2008
>
> ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR
> On and effective as of January 17, 2007, the Board of Directors adopted the Fourth Amendment to the restated By-Laws of the Company. The purpose of the Fourth Amendment was to provide that Special Meetings of Stockholders, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting. A copy of the Fourth Amendment to the Restated By-Laws of the Company is attached hereto as Exhibit 3.7 and is incorporated herein by reference.

This is evidence that this resolution is understood in practice not just in theory.

The January 11, 2008 company no action request appears to be an implicit admission that the best way to attack this resolution is to deliberately misread the resolution:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to or consistent with the applicable Delaware law on shareholders calling a special meeting.

The company provides no definition of the "compared to" phrase used in the resolution to support its conclusion of absolutely "no restriction."

Since the proposal establishes as a floor Delaware law, the rule 14a-8 proposal does not restrict the company in its adherence to Delaware law.

The company introduces a number of throwaway cases. For instance, claiming this resolution is analogous to proposals with text on no particular subject such as on "thinking':
"concerning the thinking of the Directors concerning representative payees"
"... to set standards of corporate governance"
"... improved corporate governance"

Also the text in the supporting statement about enabling shareholders to have some control over the timing and subject matter of a special meeting is again calling attention to this issue within the applicable Delaware law on shareholders calling a special meeting. The text of the proposal does not add words for absolute control or unilateral control of the timing of special meetings.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or bold heading of "default standard" in Delaware law regarding shareholders calling special meetings and thus there is purportedly no way to determine whether corporate action is consistent with Delaware law on shareholders calling special meetings. Apparently the company cannot accept the concept of an implicit standard based on analyzing the text of a statute.

The company bolsters the text in the resolution regarding Fidelity and Vanguard, as a supplement to its deliberate misreading of the resolved statement, and then complains to the staff about its own bolstered text. For instance the company has essentially rewritten a proposal sentence to read that Fidelity and Vanguard are among the mutual funds supporting "an unqualified right of shareholders" to call a special meeting and then the company attacks its own words. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misleading.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 17, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Anthony J. Horan <ANTHONY.HORAN@chase.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END